CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MARCH 31, 2007, 2006, and 2005

(Expressed in Canadian Dollars, unless otherwise stated)

D E  V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited the consolidated balance sheets of Amarc Resources Ltd. as at March 31, 2007 and 2006, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2007 and 2006 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2007 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 19, 2007

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$2,916,194	$4,537,933
Amounts receivable and prepaids	112,441	100,917
Balances receivable from related parties (note 8)	5,714,191	233,308
	8,742,826	4,872,158

Equipment (note 5)	25,462	36,951
Mineral property interests (note 6)	–	98,429

	$8,768,288	$5,007,538

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$78,012	$38,431

Shareholders' equity
Share capital (note 7(b))	27,287,248	23,997,068
Contributed surplus (note 7(e))	2,295,248	487,821
Deficit	(20,892,220)	(19,515,782)
	8,690,276	4,969,107
Nature and continuance of operations (note 1)
Commitments (note 7(b))
Subsequent events (notes 8(c) and 10)

	$8,768,288	$5,007,538

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Years ended March 31
	2007	2006	2005

Expenses
Amortization	$6,366	$10,154	$13,083
Conference and travel	60,402	37,471	5,591
Exploration (schedule)	1,033,060	3,012,825	7,553,950
Legal, accounting, and audit	33,465	64,160	63,521
Management and consulting	54,714	92,987	45,658
Office and administration	150,163	137,155	106,349
Property investigation	10,396	4,316	–
Salaries and benefits	229,024	382,254	356,841
Shareholder communication	51,857	72,531	104,308
Stock-based compensation - administration (note 7(c))	–	(6,407)	282,800
Stock-based compensation - exploration (note 7(c))	–	(9,875)	213,231
Trust and filing	18,719	17,946	23,350
	1,648,166	3,815,517	8,768,682

Other items
Foreign exchange gain (loss)	38,098	(2,645)	(8,204)
Gain on sale of marketable securities (notes 4 and 6(a))	–	92,887	81,554
Loss on sale of equipment	(1,678)	–	–
Write down of accounts receivable	–	(45,088)	–
Write down of mineral property interest (note 6(a))	(98,429)	(10,000)	(76,000)
Write down of marketable securities (notes 4 and 6(a))	–	(190,392)	(6,667)
Interest on flow-through shares	–	–	(92,502)
Interest and other	333,737	129,852	242,862
	271,728	(25,386)	141,043

Net loss for the year	$(1,376,438)	$(3,840,903)	$(8,627,639)

Deficit, beginning of year	$(19,515,782)	$(15,674,879)	$(7,047,240)

Deficit, end of year	$(20,892,220)	$(19,515,782)	$(15,674,879)

Basic and diluted net loss per share	$(0.03)	$(0.08)	$(0.19)

Weighted average number
of common shares outstanding	54,557,473	49,880,651	45,168,411

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31
Cash provided by (used in)	2007	2006	2005

Operating activities
Loss for the year	$(1,376,438)	$(3,840,903)	$(8,627,639)
Items not involving cash
Amortization	6,366	10,154	13,083
Common shares issued for property fees	–	18,750	174,900
Loss on sale of equipment	1,678	–	–
Gain on sale of marketable securities	–	(92,887)	(81,554)
Stock-based compensation (note 7(c))	–	(16,282)	496,031
Warrants received for option earn-in rights (note 6(b))	–	–	(102,000)
Write down of accounts receivable	–	45,088	–
Write down of mineral property interest	98,429	10,000	76,000
Write down of marketable securities	–	190,392	6,667
Changes in non-cash working capital items
Amounts receivable and prepaids	(11,524)	116,668	(140,786)
Balances receivable from and payable to related parties	19,117	(326,580)	175,111
Accounts payable and accrued liabilities	39,581	(739,540)	595,213
	(1,222,791)	(4,625,140)	(7,414,974)

Investing activities
Proceeds from sale of equipment	3,445	–	–
Proceeds from sale of marketable securities	–	240,292	146,590
Acquisition of mineral property interests	–	–	(168,000)
Purchase of marketable securities	–	–	(125,000)
Loan to a related party	(5,500,000)	–	–
	(5,496,555)	240,292	(146,410)

Financing activities
Issuance of share capital, net of costs	5,097,607	1,587,402	1,172,090
	5,097,607	1,587,402	1,172,090

Decrease in cash and cash equivalents	(1,621,739)	(2,797,446)	(6,389,294)

Cash and cash equivalents, beginning of year	4,537,933	7,335,379	13,724,673

Cash and cash equivalents, end of year	$2,916,194	$4,537,933	$7,335,379

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$–	$92,502
Taxes paid	–	–	–

Non cash financing and investing activities:
Issuance of common shares for property option fees	–	18,750	174,900
Common shares received from Endurance Gold Corporation (note 6(a)(iv))	–	47,500	–
Fair value of warrants issued on private placement charged
to share capital (note 7(b))	1,807,427	–	–
Fair value of stock options transferred to share capital on options
exercised from contributed surplus (notes 7(b) & (e))	–	2,962	402,134

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

	Mexico	British	All
	Inde	Columbia	Properties
	Property	Properties	Total

Exploration expenses for the year ended March 31, 2007
Assays and analysis	$–	$162,429	$162,429
Drilling	–	–	–
Equipment rental	–	25,695	25,695
Freight	–	2,122	2,122
Geological	–	635,870	635,870
Graphics	–	9,762	9,762
Helicopter	–	42,358	42,358
Property fees and assessments	–	18,831	18,831
Property option payments	–	25,000	25,000
Site activities	–	64,297	64,297
Travel and accommodation	–	46,696	46,696
Incurred during fiscal 2007	–	1,033,060	1,033,060
Cumulative expenditures, March 31, 2006	2,246,761	11,102,814	13,349,575
Cumulative expenditures, March 31, 2007	$2,246,761	$12,135,874	$14,382,635

Exploration expenses for the year ended March 31, 2006
Assays and analysis	$–	$205,889	$205,889
Drilling	–	260,900	260,900
Equipment rental	–	186,127	186,127
Freight	–	40,214	40,214
Geological	–	1,117,544	1,117,544
Graphics	–	19,094	19,094
Helicopter	–	260,720	260,720
Property fees and assessments	–	23,310	23,310
Property option payments	–	78,750	78,750
Site activities	–	727,397	727,397
Travel and accommodation	–	92,880	92,880
Incurred during fiscal 2006	–	3,012,825	3,012,825
Cumulative expenditures, March 31, 2005	2,246,761	8,089,989	10,336,750
Cumulative expenditures, March 31, 2006	$2,246,761	$11,102,814	$13,349,575

Exploration expenses for the year ended March 31, 2005
Assays and analysis	$–	$455,737	$455,737
Drilling	–	708,953	708,953
Engineering	–	36,809	36,809
Environmental	–	7,246	7,246
Equipment rental	603	149,258	149,861
Freight	–	46,775	46,775
Geological	–	3,082,953	3,082,953
Graphics	–	73,072	73,072
Helicopter	–	674,075	674,075
Option earn-in rights (note 6(b))	(102,000)	–	(102,000)
Property fees and assessments	–	47,486	47,486
Property option payments	–	99,400	99,400
Site activities	742	2,105,905	2,106,647
Socioeconomic	–	2,210	2,210
Travel and accommodation	–	164,726	164,726
Incurred during fiscal 2005	(100,655)	7,654,605	7,553,950
Cumulative expenditures, March 31, 2004	2,347,416	435,384	2,782,800
Cumulative expenditures, March 31, 2005	$2,246,761	$8,089,989	$10,336,750

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and have been reconciled to United States generally accepted accounting principles in note 11. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Marketable securities

Marketable securities are recorded at the lower of cost and estimated fair value.

(c)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(d)	Reclamation deposits

Reclamation deposits are recorded at cost and are included in amounts receivable and prepaids.

(e)	Mineral property interests and related retirement obligations

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the remaining service life of the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

The Company has no material asset obligations as the disturbance at the exploration sites to date has been minimal.

(f)	Government assistance

Due to the uncertainty of approval associated with mineral exploration tax credits and other government grants for which the Company applies, government grants are recorded when the proceeds of these grants are actually received.

(g)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(h)	Stock-based compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(i)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(k)	Segment disclosures

The Company is currently operating in a single segment – the acquisition, exploration and development of mineral properties in British Columbia, Canada.

(l)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(m)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(n)	Fair value of financial instruments

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair value due to their short term nature. The fair value of balances receivable from related parties is not readily determinable due to the related party nature of these amounts and the absence of a secondary market for such instruments. Management believes that the Company is not exposed to significant credit risk or interest rate risk.

Warrants received by the Company pursuant to certain private placement and option agreements described in note 4 and note 6 are classified as derivative financial instruments and are recorded on the consolidated balance sheet as marketable securities at estimated fair value. Changes in the fair value of these warrants are charged to operations.

(o)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(p)	Variable interest entities

Effective April 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants Handbook Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15").

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as the Company does not have any VIE's.

(q)	Flow-through financing

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

(r)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

4.	MARKETABLE SECURITIES

			Market
	Number	Book value	value

March 31, 2007	nil	$–	$–

March 31, 2006
ComWest Enterprise Corp. warrants (2)	12,426	–	–
Total		$–	$–

March 31, 2005
Yukon Zinc Corporation (formerly Expatriate
Resources Ltd.) common shares (1)	537,000	$163,964	$171,840
Chatworth Resources Inc. (formerly GMD
Resources Corp.) common shares (note 6(a)(i))	16,667	3,333	3,583
Chatworth Resources Inc. warrants (note 6(a)(i))	16,667	22,000	22,000
Yukon Zinc Corporation warrants (1)	250,000	12,000	12,000
Sydney Resource Corporation warrants (3) (note 6(b))	300,000	89,000	89,000
Total		$290,297	$298,423

(1)

On July 21, 2004, the Company subscribed to a private placement in Yukon Zinc Corporation (formerly Expatriate Resources Ltd.) ("Yukon Zinc") consisting of 500,000 units for a total cost of $125,000. Each unit consisted of one common share and one-half of one warrant. Each whole warrant was convertible into one common share of Yukon Zinc. The costs totaling $125,000 were allocated between the common shares and warrants of Yukon Zinc based on their relative fair values at the date of issuance. The Company did not exercise the warrants, and consequently $12,000 originally allocated to the warrants on acquisition was written off when they expired unexercised on July 21, 2005. In January 2006, the Company disposed all the common shares of Yukon Zinc with proceeds of $202,009, and a gain of $94,609 was recorded after a write down to current market value of $56,564 in the quarter ended June 30, 2006.

(2)

In November 2005, Chatworth Resources Inc. ("Chatworth") (formerly, GMD Resources Corp.) amalgamated with ComWest Capital Corp. to form ComWest Enterprise Corp. ("ComWest"). Under the amalgamation agreement, the Company's 16,667 post-consolidated Chatworth warrants (100,000 pre-consolidation) were exchanged for 12,426 ComWest warrants. Each ComWest warrant entitled the Company to acquire one additional ComWest Class "B" voting common share at $1.207 per share until July 16, 2006, which subsequently expired unexercised. During the year ended March 31, 2006, the Company wrote off the $22,000 carrying costs originally associated with these warrants.

(3)	The Company did not exercise the warrants of Sydney Resources Corporation and the related carrying cost of $89,000 was written off during fiscal 2006.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value

March 31, 2007
Automotive	$–	$–	$–
Site equipment	77,551	52,089	25,462
Total	$77,551	$52,089	$25,462

March 31, 2006
Automotive	$24,514	$19,391	$5,123
Site equipment	77,551	45,723	31,828
Total	$102,065	$65,114	$36,951

6.	MINERAL PROPERTY INTERESTS

	Balance at	Acquired	Credited	Written	Balance at
	March 31,	during the	during the	down during	March 31,
Property Acquisition Costs	2006	year	year	year	2007
British Columbia, Canada
Buck	$55,929	$–	$–	$(55,929)	$–
Nechako	42,500	–	–	(42,500)	–
Total	$98,429	$–	$–	$(98,429)	$–

	Balance at	Acquired	Credited	Written	Balance at
	March 31,	during the	during the	down during	March 31,
Property Acquisition Costs	2005	year	year	year	2006
British Columbia, Canada
Buck	$55,929	$–	$–	$–	$55,929
Nechako	90,000	–	(47,500)	–	42,500
Witch	10,000	–	–	(10,000)	–
Total	$155,929	$–	$(47,500)	$(10,000)	$98,429

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(a)	British Columbia, Canada

(i)      Buck Property

In January 2004, the Company entered into an agreement to acquire a 100% interest in the Buck mineral property. The 4,750 hectare Buck property, located 20 kilometers south of Houston, was acquired from United Mineral Services Ltd., a private company owned by a director of the Company, by reimbursing the cost of: staking the property, line-cutting to establish a survey grid over it and performing an induced polarization geophysical survey on the property.

During the year ended March 31, 2007, the Company allowed the property to lapse and a write down of $55,929 to the Buck property interest was recorded.

(ii)     Bodine Property, British Columbia

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine"), located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia.

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. Bodine is subject to a 3% net smelter royalty ("NSR"), 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payment of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

On December 4, 2006, the Company paid the initial payment of $25,000 to purchase Bodine. The Company recorded the payment as a property option expense during the year ended March 31, 2007.

(iii)    Nechako Gold Property (formerly "Bob" and "JMD" Properties)

In 2004, the Company acquired a 100% interest in the Nechako mineral property, located 80 kilometers west of Quesnel, by issuing a total of 200,000 shares of the Company to two arm's length parties. Of these 200,000 shares, 50,000 were not due to be issued until the Company reached a third party joint venture agreement or completed a total of $250,000 in exploration expenditures on the property.

In November 2004, the Company signed an option agreement with Endurance Gold Corporation ("Endurance Gold"), an arm's length private company, whereby Endurance Gold could acquire a 60% interest in the properties by issuing to the Company 250,000 common shares in stages (issued), and by incurring $250,000 in exploration work on the property over a three year period (completed). The agreement was conditional upon Endurance Gold becoming a publicly-listed

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

company, a condition that Endurance fulfilled in July 2005 by becoming a publicly-listed company on the TSX Venture Exchange. The Company received its payments of 250,000 common shares of Endurance Gold during the year ended March 31, 2006, and $47,500 was credited to the acquisition cost of the property. Consequently, Endurance Gold earned its 60% interest in the property. The two arm's length parties from whom the property was acquired waived their right to the 50,000 common shares of the Company referred to above. After a write down of $10,000 to the common shares of Endurance Gold held by the Company, the Company disposed of all shares it held for proceeds of $36,165 and a loss of $1,203 was recorded.

At the end of the option period, the Company and Endurance Gold entered into a joint venture to develop the property with the Company owning 40% and Endurance Gold owning 60%.

From January 2005 to March 31, 2007, Endurance Gold registered an additional 3,275 hectares of mineral claims within the area of common interest surrounding the property. These form part of the property and are subject to the terms of the agreement with Endurance Gold.

During the year ended March 31, 2006, the Company reviewed the exploration results and elected not to participate in the additional expenditures required to complete the drilling in December 2005. As a result, Amarc's interest in the property was reduced to 32.61% . During the year ended March 31, 2007, the Company wrote off the remaining costs of $42,500 related to the Nechacko property.

(iv)    Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property comprises approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James. Amarc added to the property by staking an additional 1,750 hectares in four claims. The Company conducted exploration work during the fiscal year and the results did not warrant further work by the Company. Consequently, acquisition costs of $10,000 were written off during the year ended March 31, 2006.

The Company then staked an additional 36,350 hectares in the Witch Lake region, comprising the Chona, Kal, M2, M3, M4, M5, Tsil and additional Witch claims. During the year ended March 31, 2006, the M2, M4, M5, Kal and Tsil claims lapsed.

The Company had previously filed assessment work on 21,025 hectares of certain of these claims. During the year ended March 31, 2007, the Company sold a 100% interest in three of the Chona claims for proceeds of $500, subject to a 2.5% NSR. The purchaser may acquire this royalty from the Company for the sum of $1,000,000 per one-percent royalty. Therefore, as at March 31, 2007, all of the Company’s Witch and Chona claims had either been sold or had lapsed.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(v)      Cariboo Properties

In May 2005, the Company entered into an option agreement with Taseko Mines Limited, a public company with certain directors in common with the Company, to earn a 50% interest in the Wasp and Anvil properties. The Company will be the operator and can acquire its interest by incurring $150,000 of exploration expenditures over a two year period. The Wasp and Anvil properties are located approximately 15 kilometers southeast of Taseko's Prosperity project, and is situated 130 kilometers southwest of Williams Lake.

During the year ended March 31, 2007, these properties were allowed to lapse and the Company has no further interest in the agreement.

(vi)     Max Property

In January 2005, the Company entered into an agreement whereby it obtained an option to acquire a 100% interest in the 121 hectare Homestake/Kamad crown-granted mineral claims located 65 kilometers northeast of Kamloops, by making staged cash payments totaling $135,000 and issuing 200,000 common shares of the Company over a period of 2 years, of which $60,000 had been paid and 50,000 common shares had been issued to March 31, 2006. The agreement included a 2% net smelter royalty payable from production on the property, which royalty was purchasable by the Company for $1 million.

In December 2004, the Company entered into a letter agreement with Eagle Plains Resources Ltd. ("Eagle Plains") for an option to acquire a 60% joint venture position with Eagle Plains to develop the 5,075 hectare Acacia property that is contiguous with and surrounds the Homestake/Kamad claims. The Company could have acquired its interest by making staged payments totaling $125,000 and 350,000 common shares of the Company and by expending $2,500,000 in exploration and development work over the next four years. The Company could have increased its interest to 75% by carrying the project to feasibility. A definitive agreement was signed in April 2005. Initial cash payments of $25,000 and the issuance of 25,000 common shares of the Company were made in June 2005.

The Company has given notice of termination of the option agreements on the Homestake/Kamad property and the Acacia property.

(vii)    Tulox Property

The Tulox property, located in the Cariboo region and comprising 20,726 hectares, was registered for acquisition (acquired via the BC government's on-line staking system) during the period July 2005 to March 2006. The Company registered additional claims, totaling 34,356 hectares, during the year ended March 31, 2007.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

Subsequent to the Company's fiscal 2007 year end, the Company completed the sale of the Tulox property for consideration of 10,000,000 common shares of Sitec Ventures Corp., subject to certain conditions. The Company will also receive a 3% net smelter royalty return following the commencement of commercial production on the property. In addition, the Company receives a "Back In Right" whereby, on completion of $5,000,000 of exploration expenditures on the property, the Company will have a 90 day period, during which it can acquire a 60% interest in the property, by agreeing to complete a further $10,000,000 of exploration expenditures on the property.

(viii) Iskut Properties

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern British Columbia during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm's length party, giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm's length party $100,000 and 265,000 shares of the Company in stages to December 31, 2010. The purchase was subject to a 1.5% net smelter royalty in favor of the arm's length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm's length party commencing on or before December 31, 2011.

During the current year, the Company concluded that no further work was warranted on the properties. On December 6, 2006 the Company terminated the Letter Agreement and vended the AA property to the arm's length party. The Company retains a 1.5% net smelter royalty on production from the property, 0.5% of which can be purchased by the arm's length party for $1,000,000.

(b)	Other Properties

Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(b)	Issued and outstanding common shares

	Number of
	Shares	Amount
Balance at March 31, 2004	44,173,641	$20,638,830
Issued during fiscal 2005
Options exercised	2,123,500	654,090
Nechako property option payment, June 2004 (note 6(a)(v))	150,000	90,000
GBR property option payment, June 2004 (note 6(a)(vi))	30,000	18,000
Sitka property option payment, June 2004 (note 6(a)(iv))	80,000	48,000
Spius Creek property option payment, July 2004 (note 6(a)(vii))	10,000	5,900
Homestake/Kamad property option payment, January 2005 (note 6(a)(xi))	25,000	13,000
Warrants exercised	1,145,001	518,000
Contributed surplus transferred on options exercised	–	402,134
Balance at March 31, 2005	47,737,142	22,387,954
Issued during fiscal 2006
Options exercised	7,000	1,190
Warrants exercised	4,665,331	1,586,212
Acacia property option payment, May 2005 (note 6(a)(x))	25,000	9,250
Homestake/Kamad property option payment, June 2005 (note 6(a)(x))	25,000	9,500
Contributed surplus transferred on options exercised	–	2,962
Balance at March 31, 2006	52,459,473	23,997,068
Issued during fiscal 2007
Private placement at $0.50 per share, net of issue costs (note 7(b)(i))	10,490,000	5,097,607
Fair value of warrants issued (note 7(b)(i))	–	(1,807,427)
Balance at March 31, 2007	62,949,473	$27,287,248

(i) During the year ended March 31, 2007, the Company completed a private placement of 10,490,000 units ("Units") at $0.50 per Unit, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units.

Each flow-through unit consisted of one flow-through common share and one non-flow-through warrant and each non-flow-through unit consisted of one non-flow-through common share and one warrant. Each warrant entitles the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share.

Expenses to be incurred from the proceeds of the flow-through-units were renounced to investors on December 31, 2006. In accordance with certain provisions of the Canadian Income Tax Act, the Company is obligated to spend the proceeds from the flow-through-units by December 31, 2007. Using the Black-Scholes option pricing model, based upon the assumptions listed below (note 7(c)), the fair value of the warrants granted has been estimated at $1,807,427 which amount has been reflected in share capital and contributed surplus.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options had a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. As at March 31, 2007, no options were outstanding.

The continuity of share purchase options for the year ended March 31, 2007 was:

	March 31			Expired/	March 31
Expiry date	2006	Granted	Exercised	Cancelled	2007
Total	–	–	–	–	–

The continuity of share purchase options for the year ended March 31, 2006 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2005	Granted	Exercised	Cancelled	2006
May 9, 2005	$0.17	7,000	–	(7,000)	–	–
March 21, 2006	$0.60	2,021,000	–	–	(2,021,000)	–
Total		2,028,000	–	(7,000)	(2,021,000)	–

Weighted average exercise price		$0.60	$–	$0.17	$0.60	$–

The exercise prices of all share purchase options granted during the period were equal to the market price at the grant date. Using an option pricing model, with the assumptions noted below, the estimated adjustment to fair value of all options outstanding during the year have been reflected in the statement of operations as follows:

	Years ended March 31
	2007	2006	2005
Exploration
Engineering	$–	$–	$57,330
Environmental, socioeconomic and land	–	–	(344)
Geological	–	(9,875)	156,245
Exploration	–	(9,875)	213,231
Administration	–	(6,407)	282,800
Total compensation cost recognized in operations,
credited (charged) to contributed surplus	$–	$(16,282)	$496,031

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

The assumptions used to estimate the fair value of options granted during the year are as follows:

	Year ended March 31
	2007	2006	2005
Risk free interest rate	4%	4%	3%
Weighted average expected life	2.0 years	na	1.4 years
Vesting period	nil	nil	3-8 months
Weighted average expected volatility	78%	99%	100%
Expected dividends	nil	nil	nil

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2007 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2006	Issued	Exercised	Cancelled	2007
January 17, 2009	$0.55	–	10,490,000	–	–	10,490,000
Total		–	10,490,000	–	–	10,490,000

Weighted average exercise price		$–	$0.55	$–	$–	$0.55

There were no warrants outstanding as of March 31, 2006. The continuity of share purchase warrants for the year ended March 31, 2006 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2005	Issued	Exercised	Cancelled	2006
December 31, 2005	$0.34	12,349,999	–	(4,665,331)	(7,684,668)	–
Weighted average exercise price		$0.34	$–	$0.34	$–	$–

(e)	Contributed surplus

Balance at March 31, 2005	$507,065
Changes during fiscal 2006
Non-cash stock-based compensation (note 7(c))	(16,282)
Contributed surplus transferred to share capital on options exercised (note 7(a))	(2,962)
Balance at March 31, 2006	487,821
Changes during fiscal 2007
Non-cash stock-based compensation (note 7(c))	–
Contributed surplus transferred to share capital on options exercised (note 7(a))	–
Fair value of warrants (note 7(b)(i))	1,807,427
Balance at March 31, 2007	$2,295,248

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

The components of contributed surplus were:

	March 31, 2007	March 31, 2006
Fair value of warrants	$1,807,427	$–
Cumulative stock-based compensation	892,917	892,917
Contributed surplus transferred to share capital relating to	(405,096)	(405,096)
options exercised

Balance at March 31, 2007	$2,295,248	$487,821

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at March 31

Balances receivable (payable)	2007	2006
Hunter Dickinson Inc. (a)	$21,314	$233,308
Rockwell Ventures Inc. (c)	5,692,877	–
Total	$5,714,191	$233,308

	Year ended March 31
Transactions	2007	2006	2005
Services rendered and expenses reimbursed:
Hunter Dickinson Inc. (a)	$884,888	$1,377,312	$1,779,538
Hunter Dickinson Group Inc. (b)	$–	$6,400	$12,780
Rockwell Ventures Inc. (c)	$5,692,877	$–	$–

(a)

Hunter Dickinson Inc. ("HDI") and its wholly-owned subsidiaries are private companies owned equally by ten public companies, one of which is the Company, and have certain directors in common with the Company. HDI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from HDI have arisen in the normal course of exploration work on the Company's mineral properties and from the provision of ongoing administrative and technical services.

(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common with the Company that provides consulting services to the Company at market rates.

(c)

Rockwell Ventures Inc., subsequently renamed Rockwell Diamonds Inc. ("Rockwell"), is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note is calculated at a rate of 20% per annum, compounded quarterly. Interest is payable in common shares of Rockwell, based upon the

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

ten day average closing price, less a 10% discount. For the year ended March 31, 2007, interest income of $192,877 was accrued on the promissory note. The promissory note is secured by the personal guarantees of four Rockwell directors, all of whom are also directors of Amarc Resources Ltd. Subsequent to the year end, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing interest on the 90 day promissory note.

9.	INCOME TAXES

Substantially all of the differences between the actual income tax expense (recovery) of $nil (2006 – $nil; 2005 – $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not previously recognized and items not deductible for tax purposes, such as stock-based compensation expense.

	March 31	March 31
	2007	2006
Future income tax assets (liabilities)
Resource pools	$2,348,000	$3,000,000
Loss carry forwards	1,096,000	1,040,000
Share issued cost	59,000	50,000
Other	–	–
Subtotal	3,503,000	4,090,000
Valuation allowance	(3,503,000)	(4,090,000)
Net future income tax asset	$–	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	March 31	March 31
	2007	2006
Combined Canadian federal and provincial
statutory rate	31.00%	34.12%

Income tax at statutory rates	$(427,000)	$(1,300,000)
Non-deductible items	2,000	40,000
Reduction in statutory tax rates	320,000	125,000
Benefit of share issuance costs	(31,000)	(25,000)
Change in valuation allowance	136,000	1,160,000
Other	–	–
	$–	$–

At March 31, 2007, the Company had non-capital losses available for Canadian income tax purposes totaling approximately $3.1 million (2006 – $3.2 million) expiring in various periods to 2027.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

10.	SUBSEQUENT EVENT

Subsequent to March 31, 2007, the Company entered into an agreement for the sale of the Tulox property (the "Property") for consideration of ten million common shares of Sitec Ventures Corp., an inactive NEX-listed public company, subject to certain conditions. The Company will receive a 3% net smelter royalty, following the commencement of commercial production on the Property. In addition, the Company receives a "Back In Right" whereby, on completion of $5,000,000 of exploration expenditures on the Property, the Company will have a 90 day period during which it can acquire a 60% interest in the Property by agreeing to fund a further $10,000,000 of exploration expenditures on the Property.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with the generally accepted accounting principles in United States of America ("US GAAP").

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

	Years ended March 31,
Consolidated statements of operations
	2007	2006	2005
Loss for the year under Canadian GAAP and US
GAAP	$(1,376,438)	$(3,840,903)	$(8,627,639)
Other comprehensive income
Mark-to-market adjustment (note 11(c))	–	(8,126)	(76,372)
Comprehensive loss	$(1,376,438)	$(3,849,029)	$(8,704,011)

Comprehensive loss per share US GAAP	$(0.03)	$(0.08)	$(0.19)

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

Consolidated Balance Sheets	March 31, 2007	March 31, 2006

Total assets under Canadian US GAAP	$8,768,288	$5,007,538
Adjustments under US GAAP	–	–
Total assets under US GAAP	$8,768,288	$5,007,538

Total liabilities under Canadian GAAP	$78,012	$38,431
Adjustments under US GAAP	–	–
Total liabilities under US GAAP	$78,012	$38,431

Total shareholders' equity under Canadian GAAP	$8,690,276	$4,969,107
Adjustments under US GAAP	–	–
Total shareholders' equity under US GAAP	$8,690,276	$4,969,107

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows for the years ended March 31, 2007, 2006 and 2005.

(a)	Mineral property costs

The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that no US/Canadian GAAP difference exists with respect to mineral property costs in these consolidated financial statements.

(b)	Stock-based compensation

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123(R) requires the Company to estimate future forfeitures. Prior to adoption of SFAS 123(R), accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP. As the Company had no stock options outstanding at March 31, 2007 and 2006, the expense that would be recognized for US GAAP purposes is not materially different from that recorded for Canadian GAAP purposes. The Company has determined that this difference does not have a material impact on stock-based compensation expense that would be recognized for US GAAP purposes.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(c)	Available for sale securities

US GAAP requires investments in available-for-sale securities to be recorded at fair value in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized gains and losses are recorded as other comprehensive income which is a separate component of shareholders' equity, except for declines in fair value that are determined to be other than temporary. These declines in value are charged to the statement of operations, which is consistent with the treatment prescribed under Canadian GAAP for that occurrence.

US GAAP requires the Company to present comprehensive income (loss) in accordance with SFAS 130, "Reporting Comprehensive Income", which establishes standards for the reporting and display of comprehensive income (loss), its components and accumulated balances. Comprehensive income (loss) comprises net income (loss) and all changes to shareholders' equity except those resulting from investments by owners and distributions to owners. For fiscal years beginning before October 1, 2006, Canadian GAAP does not require the presentation of comprehensive income (loss).

For the year ended March 31, 2005, the common shares of Yukon Zinc and Chatworth held by the Company were considered available-for-sale securities and the Company had recorded an upward mark-to-market adjustment of $8,126 related to its investment in common shares of Yukon Zinc and Chatworth in 2005. For the year ended March 31, 2006, the Company disposed of all common shares of Yukon Zinc and Chatworth. Consequently, the gain on the sale of these shares recorded under Canadian GAAP in fiscal 2006 would be reduced by the mark-to-market adjustment made in fiscal 2005.

The warrants held as marketable securities by the Company would be considered derivative financial instruments and would be accounted for under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", until they are exercised. Once exercised, the common shares received would be considered available-for-sale securities and would be accounted for under SFAS 115. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value. Changes in the fair value of a derivative financial instrument are charged to operations if the instrument does not qualify as a hedge, or to operations or other comprehensive income, a separate component of shareholders' equity, if it does qualify as a hedge.

(d)	Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

(e)	Amounts receivable and prepaids comprise:

	As at March 31	As at March 31
	2007	2006
GST receivable	$33,388	$29,382
Prepaids	40,077	37,254
Advances and other	38,976	34,281
	$112,441	$100,917

(f)	Accounts payable and accrued liabilities comprise:

	As at March 31	As at March 31
	2007	2006
Trade payables	$63,012	$23,431
Accrued liabilities	15,000	15,000
	$78,012	$38,431

(g)	Impact of recent United States accounting pronouncements:

i)

On June 1, 2005, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard had no significant effect on the Company's results of operations or financial position.

ii)

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29 ("ABP No. 29"), "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 had no impact the Company's financial position, results of operations or cash flows.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2007, 2006, and 2005
(Expressed in Canadian Dollars)

iii)

In June 2006, FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109". This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years commencing after December 15, 2006. The Company has not yet determined the extent of the impact the adoption of this standard will have on the Company's results of operations or financial position.

iv)

In September 2006, the US Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 which provides guidance on the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements. This guidance is applicable for interim statements for fiscal years ending after November 15, 2006. The adoption of this interpretation did not have a material impact on the Company's financial position, results of operations or cash flows.

v)

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. This standard is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the extent of the impact the adoption of this standard will have on the Company's results of operations or financial position.